Contact

www.linkedin.com/in/neil-
handwerker-8592232 (LinkedIn)
www.exjudicata.com (Company)

Top Skills

Executive Search
Talent Acquisition
Private Equity

Neil Handwerker

Providing lawyers nonlegal careers CEO & Co-Founder
New York City Metropolitan Area

Summary

The revolution is legal.

My 30+ year career selling products and services to the legal
marketplace
has all led to founding ex judicata along with my longtime business
partner@KimberlyFine

@exjudicata is the first-ever dedicated employment platform for
attorneys
who want to move from law to business. Our premise is simple. A
law degree
should be a door opener and a foundation for myriad careers, not
just the practice of law.

While we are helping attorneys move from law to business,
not-for-profits, academia or government we are putting together
a peer-to-peer network for all those JDs already working in
alternative careers.
It is called simply the ex judicata Community.

If you've already been in a nonlegal role, whether for a short or a
long
period of time, we want to help you get the next opportunity and the
one after that.

In joining, JDs will have access to hot job bulletins, proprietary
networking events,
discounts on ex judicata products, CLE-approve courses and
services. Also, access
to investments in law-related startups and curated information for
anyone
interested in board of director opportunities.

It is our sincere hope that members of the ex judicata community will also
be helpers as we assist fellow JDs who want to pursue new careers outside of business.

Much more to come.

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Experience

ex judicata
Chief Executive Officer & Co-Founder
April 2022 - Present (2 years 1 month)
New York, New York, United States

N Legal Search
Managing Director
July 2017 - April 2022 (4 years 10 months)
New York, NY

Handwerker Hren Legal Search LLC
Managing Director
October 2008 - July 2017 (8 years 10 months)
New York, NY; Paris, France; Wells, VT; Houston, TX

I was with Handwerker Hren Legal Search for 8 years. Immediately prior,
I was the head of the legal division at one of the largest privately-held
executive search firms in the world. I started HHLS to get back to my roots
working directly with elite partner candidates and client law firms as opposed
to managing a lot of other recruiters. My focus remains partner/group
placements and mergers. I refer out all in-house and associate opportunities.

Lucas Group, A Korn Ferry Company
General Manager, Legal Division
April 2002 - September 2008 (6 years 6 months)
New York, New York

I helped recruit and supervised 40 legal recruiters around the world.

Fulcrum Information Services
Chief Executive Officer
July 1996 - September 2001 (5 years 3 months)
New York, New York

Co-founded, angel--backed, b2b company that was a pioneer in creating online learning and training programs for the legal industry.   We sold the company to then NASDAQ-listed Sylvan Learning Systems.

Business Development Associates, Inc.
Co-Founder
May 1991 - June 1996 (5 years 2 months)
New York, New York

Co-founded a legal consulting/information firm that was profiled in The Wall Street Journal as an example of entrepreneurs doing things right and having to decide what to do when a sophisticated investor approaches wanting to buy a majority stake in one's company.

_____

Education

Fordham University School of Law
JD, 1984 · (1981 - 1984)

Union College
Bachelor's Degree, History major with a minor in floor hockey · (1976 - 1980)